Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the
Three Months Ended May 4, 2013 and April 28, 2012
and for the Most Recent Five Fiscal Years

Ratio of Earnings to Fixed Charges	Three Months Ended		Fiscal Year Ended
(dollars in millions)	May 4, 2013	Apr. 28, 2012	Feb. 2, 2013	Jan. 28, 2012	Jan. 29, 2011	Jan. 30, 2010	Jan. 31, 2009
Earnings from continuing operations before income taxes	$779	$1,101	$4,609	$4,456	$4,495	$3,872	$3,536
Capitalized interest, net	(12)	(2)	(12)	5	2	(9)	(48)
Adjusted earnings from continuing operations before income taxes	767	1,099	4,597	4,461	4,497	3,863	3,488
Fixed charges:
Interest expense(a)	193	190	799	797	776	830	956
Interest portion of rental expense	28	28	111	111	110	105	103
Total fixed charges	221	218	910	908	886	935	1,059
Earnings from continuing operations before income taxes and fixed charges(b)	$988	$1,317	$5,507	$5,369	$5,383	$4,798	$4,547
Ratio of earnings to fixed charges	4.48	6.04	6.05	5.91	6.08	5.13	4.29

(a) Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.

(b) Includes the impact of the loss on early retirement of debt and the gain on sale of our U.S. credit card receivables portfolio.

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